UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

John G. Finley

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Prairie ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,067,182
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,067,182

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,067,182
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.51%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Non-ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,751,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,751,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,751,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.21%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie VCOC Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,587,939
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,587,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,939
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.43%
14	Type of Reporting Person PN

1	Name of Reporting Person BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person OO

1	Name of Reporting Person The Blackstone Group L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person OO

1	Name of Reporting Person Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,406,139
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,406,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,406,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.91%
14	Type of Reporting Person IN

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211.

Item 2. Identity and Background.

(a) – (b) The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)

Prairie ECI Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 1”), Prairie VCOC Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 2”, and together with Up-C Acquiror 1, the “Up-C Acquirors”) and Prairie Non-ECI Acquiror LP, a Delaware limited partnership (“Class A Acquiror”);

(ii)

BIP Holdings Manager L.L.C., a Delaware limited liability company (“Holdings Manager”); Blackstone Infrastructure Associates L.P., a Delaware limited partnership (“Blackstone Infrastructure”); BIA GP L.P., a Delaware limited partnership; BIA GP L.L.C., a Delaware limited liability company; Blackstone Holdings III L.P., a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company; The Blackstone Group L.P., a Delaware limited partnership (“Blackstone”), and Blackstone Group Management L.L.C., a Delaware limited liability company (collectively with Up-C Acquiror 1, Up-C Acquiror 2 and Class A Acquiror, the “Blackstone Entities”); and

(iii)	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Reporting Persons is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

(c) The principal business of each of Up-C Acquiror 1, Up-C Acquiror 2 and Class A Acquiror is investing in securities of the Issuer.

The principal business of Holdings Manager is performing the functions of, and serving as, the general partner of each of the Up-C Acquirors, Class A Acquiror and other affiliated Blackstone entities. The principal business of Blackstone Infrastructure is performing the functions of, and serving as, the managing member of Holdings Manager and other affiliated Blackstone entities. The principal business of BIA GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Infrastructure and other affiliated Blackstone entities. The principal business of BIA GP L.L.C. is performing the functions of, and serving as, the general partner of BIA GP L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the closing (the “Closing”) on March 11, 2019 (the “Closing Date”) of the transactions contemplated by the purchase agreement (“Purchase Agreement”), dated as of January 30, 2019, by and among Tallgrass Energy Holdings, LLC, a Delaware limited liability company (“Holdings”), Tallgrass Holdings, LLC, a Delaware limited liability company (“EMG”), KIA VIII (Rubicon), L.P., a Delaware limited partnership (“KIA”), KEP VI AIV (Rubicon), LLC, a Delaware limited liability company (“KEP” and, together with KIA, “Kelso”), Tallgrass KC, LLC, a Delaware limited liability company (“Tallgrass KC”), William R. Moler Revocable Trust, under trust agreement dated August 27, 2013 (“Moler Trust”), and David G. Dehaemers, Jr. Revocable Trust, a revocable trust under trust agreement dated April 26, 2006 (“DGD Trust” and, together with Holdings, EMG, Kelso, Tallgrass KC and Moler Trust, each a “Seller” and collectively, the “Sellers”), Prairie GP Acquiror LLC, a Delaware limited liability company (“GP Acquiror” and together with Class A Acquiror, GP Acquiror and Up-C Acquirors, each an “Acquiror” and collectively, “Acquirors”), and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, in their respective capacities as Seller Representatives (the “Seller Representatives”), the Sellers transferred to the Acquirors an aggregate of 21,751,018 Class A Shares, 100,655,121 Class B Shares in the Issuer (“Class B Shares”), 100,655,121 units in Tallgrass Equity, LLC (“TE Units”), and all of the outstanding limited liability company interests (the “GP Interests”) of Tallgrass Energy GP, LLC, a Delaware limited liability company (“TGE GP”), and the general partner of the Issuer, for aggregate consideration of $3,213,161,149.

To fund $1,155 million of the closing consideration, on March 11, 2019, Up-C Acquirors and Class A Acquiror, as borrowers (the “Borrowers”) entered into a Credit Agreement (the “Credit Agreement”), by and among (a) the Borrowers, (b) GP Acquiror, as subsidiary guarantor, (c) Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors (collectively, the “Parent Guarantors” and, together with the Borrowers and GP Acquiror, the “Loan Parties”), (d) Holdings Manager, as parent pledgor, (e) Credit Suisse AG, as administrative agent and collateral agent, and (f) the lenders from time to time party thereto, providing for a term loan facility in an aggregate principal amount of $1,155 million. In connection with the Credit Agreement, (i) the Loan Parties guaranteed the obligations under the Credit Agreement and (ii) as security for the obligations under the Credit Agreement, the Loan Parties and Holdings Manager granted security interests in favor of the collateral agent in certain of their respective assets, including pledges of all Class A Shares, Class B Shares and TE Units owned by the Loan Parties on the Closing Date and all equity interests of the Borrowers and of GP Acquiror. All voting rights and rights to receive dividends or distributions with respect to the pledged Class A Shares, Class B Shares and TE Units will remain with the Acquirors unless an event of default under the Credit Agreement has occurred and is continuing. A copy of the Credit Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The Acquirors obtained the remainder of the closing consideration through a capital contribution from their partners and members, as applicable.

Item 4. Purpose of Transaction.

The Acquirors acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. The Reporting Persons may communicate with the board of the general partner of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the agreements described herein, the Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Shares, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time. The Reporting Persons may seek to engage in such transactions directly or in conjunction with any of the Separately Reporting Persons (defined in Item 5 below). In connection with the acquisition described in this Schedule 13D, the Reporting Persons have engaged advisors and have evaluated and will continue to evaluate the possibility of acquiring additional securities in future transactions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future, including separately or in conjunction with any of the Separately Reporting Persons. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Each of Wallace C. Henderson and Matthew J.K. Runkle is an employee of and Guy G. Buckley is a senior advisor to Blackstone or its affiliates. Each was designated by GP Acquiror, a wholly-owned subsidiary of the other Acquirors and an affiliate of Blackstone, to serve as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons, including any of the Separately Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 278,759,900 Class A Shares outstanding (other than for (i) Class A Acquiror, which assumes 178,104,779 Class A Shares outstanding, (ii) Up-C Acquiror 1, which assumes 276,171,961 Class A Shares outstanding and (iii) Up-C Acquiror 2, which assumes 180,692,718 Class A Shares are outstanding), which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, as applicable, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 98,067,182 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 2,587,939 Class B Shares and a corresponding number of TE Units.

Holdings Manager is the general partner of each of the Up-C Acquirors and Class A Acquiror. Blackstone Infrastructure is the sole member of Holdings Manager. BIA GP L.P. is the general partner of Blackstone Infrastructure. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings III L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Acquirors to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

In accordance with the Securities and Exchange Commission Release No. 34-39538 (the “Release”), this filing does not reflect securities, if any, beneficially owned by the Harvest Fund Advisors LLC business, a subsidiary business of The Blackstone Group L.P., whose ownership of securities is disaggregated from that of the rest of The Blackstone Group L.P. and its other affiliates in accordance with the Release.

By virtue of an Equityholders Agreement, dated March 11, 2019, by and among certain of the Reporting Persons and their equityholders, Jasmine Ventures Pte. Ltd. and certain of its affiliates (“GIC”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, GIC and Enagas are members of any such group. Each of GIC and Enagas (collectively, the “Separately Reporting Persons”) has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons, GIC and Enagas beneficially own an aggregate of 122,406,139 Class A Shares, representing approximately 43.91% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by GIC and Enagas.

(c)

Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days. The per unit price for the Class A Shares and Class B Shares (together with the corresponding TE Units) acquired pursuant to the Purchase Agreement was $22.43.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Credit Agreement and is incorporated herein by reference.

Purchase Agreement

On March 11, 2019, pursuant to the Purchase Agreement, at the Closing, (i) GP Acquiror purchased 100% of the GP Interests, (ii) Up-C Acquiror 1 and Up-C Acquiror 2 purchased 98,067,182 and 2,587,939 Class B Shares, respectively, and 98,067,182 and 2,587,939 TE Units, respectively and (iii) Class A Acquiror purchased 21,751,018 Class A Shares (collectively, the “Interests”).

Management Side Letters

Pursuant to Side Letter Agreements (collectively, the “Management Side Letters”) between GP Acquiror and each of David G. Dehaemers, Jr., Gary J. Brauchle, Doug Johnson, William R. Moler, Christopher R. Jones and Eric V. Westphal (collectively, the “Management Members”), for a period of one year following the Closing (the “Management Member Lockup Period”), each Management Member has agreed to not sell, transfer, assign or otherwise dispose of any of his or her TE Units and corresponding Class B Shares retained following the Closing (together with any Class A Shares exchangeable therefor) or, in the case of Dehaemers and Moler, certain Class A Shares retained by their respective trusts following Closing (collectively, the “Retained Interests”). The Retained Interests consist of an aggregate of 1,481,754 TE Units and Class B Shares and 3,210,085 Class A Shares. GP Acquiror has granted the Management Members certain liquidity rights during the Management Member Lockup Period that may result in the Acquirors acquiring additional securities of the Issuer. Specifically, if at any time during the Management Member Lockup Period, GP Acquiror or any of its affiliates acquires for cash all of the outstanding partnership interests in the Issuer and as a result no partnership interests in the Issuer are listed on a national securities exchange (a “Take-Private Transaction”), then each Management Member may elect to either (A) sell all, but not less than all, of his Retained Interests to GP Acquiror or its designees at the higher of (i) the price being paid to the public holders of Class A Shares by GP Acquiror or its affiliates in the Take-Private Transaction (the “LP Unit Price”) or (ii) $26.25 per Class A Share (or successor equity interests) or (B) convert, exchange or contribute for equity interests in an acquisition vehicle or otherwise roll-over all, but not less than all, of the Retained Interests into securities of TE, the Issuer or their successor entities or holding companies, as applicable, in each case at the higher of (i) LP Unit Price or (ii) $26.25 per Class A Share (or successor equity interests) or per Class B Share and corresponding TE Unit and on terms and conditions mutually acceptable to GP Acquiror and Management Member. In the event that a Take-Private Transaction has not occurred by the end of the Management Member Lockup Period, each Management Member may elect to either (A) retain the Retained Interests or (B) exchange all, but not less than all, of the Retained Interests for Class A Shares and receive from GP Acquiror or its designated affiliates $3.82 in cash per such Class A Share received in the exchange contemplated by this clause (B).

In addition, pursuant to the Management Side Letters, during the Management Member Lockup Period, each Management Member has agreed to vote his or her Retained Interests in a manner consistent with the recommendation of the Board.

Director Designation Rights

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of TGE GP, dated March 11, 2019 (the “TGE GP LLC Agreement”), GP Acquiror, as the sole member of TGE GP, which is the general partner of the Issuer, has the ability to cause the election of the members of the Board. Following the completion of the transactions contemplated by the Purchase Agreement, GP Acquiror appointed Wallace C. Henderson, Matthew Runkle, Guy G. Buckley and Marcelino Oreja Arburua as members of the Board, and John T. Raymond, Jeffrey A. Ball, Frank J. Loverro and Stanley de J. Osborne resigned from the Board. David G. Dehaemers, Jr., William R. Moler, Roy N. Cook, Thomas A. Gerke and Terrance D. Towner continued to serve on the Board.

Pursuant to the Director Designation Agreement (the “Director Designation Agreement”), dated January 30, 2019, between GP Acquiror and David G. Dehaemers, Jr., GP Acquiror has granted Dehaemers certain rights to designate members of the Board. Specifically, following the Closing Date and through December 31, 2020, for so long as Dehaemers is a member of the Board, Dehaemers has the right to designate either William R. Moler, Christopher R. Jones or Gary J. Brauchle (so long as either Moler, Jones or Brauchle, as applicable, is still serving as an executive officer of TGE GP or Tallgrass Management, LLC (“Tallgrass Management”)) to serve as a member of the Board. In addition, following the Closing Date and for so long as Dehaemers is employed as the Chief Executive Officer of Tallgrass Management (the “Dehaemers Independent Designation Period”), if all three independent members of the Board as of immediately prior to Closing are removed from the Board during the Dehaemers Independent Designation Period, then Dehaemers will have the right to designate one individual to serve as an independent member of the Board.

TGE GP LLC Agreement

Pursuant to the TGE GP LLC Agreement, GP Acquiror, as the sole member of TGE GP, must consent to certain actions approved by the Board with respect to the Issuer, including the annual budget, certain acquisitions or dispositions that involve a purchase price or cost of over $25 million, incurring debt in an aggregate amount outstanding at any time in excess of $25 million (other than Board approved borrowings under committed lines of credit to fund working capital needs of the Issuer or expenditures authorized in the annual budget), issuing or repurchasing any equity interests, any merger or business combination, winding up, liquidating or entering bankruptcy, registering any equity or debt securities under applicable federal securities laws or conducting any public offering of equity or debt securities (other than pursuant to the Registration Rights Agreement), amending governing documents and any matters approved by the Board without the approval of members of the Board holding at least 80% of the number of votes of the directors.

TGE LP Agreement

The Second Amended and Restated Agreement of Limited Partnership of Tallgrass Energy, LP, dated July 1, 2018, (the “TGE LP Agreement”) contains various provisions with respect to the Class A Shares and Class B Shares governing, among other matters, voting, distributions, transfers, the general partner’s limited call right and allocations of profits and losses to the partners.

Pursuant to the TGE LP Agreement, holders of Class B Shares have the right, at any time and from time to time, to immediately exchange (the “Exchange Right”) their Class B Shares and a corresponding number of TE Units, for a like number of Class A Shares. As a result, holders of Class B Shares may be deemed to beneficially own the Class A Shares receivable upon election of the Exchange Right.

TE LLC Agreement

The Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC, dated May 12, 2015, (the “TE LLC Agreement”) contains various provisions with respect to the TE Units governing, among other matters, voting, distributions, transfers, the members’ right to exchange TE Units and Class B Shares for Class A Shares, and the allocations of profits and losses to the members.

Registration Rights Agreement

Pursuant to the Amended and Restated Registration Rights Agreement, dated as of March 11, 2019, by and among the Issuer, Up-C Acquirors and Class A Acquiror (the “Registration Rights Agreement”), the Issuer has granted Up-C Acquirors and Class A Acquiror certain demand and piggyback registration rights with respect to the Class A Shares. Such rights will terminate once Up-C Acquirors, Class A Acquiror and their affiliates cease to hold any Registrable Securities (as defined in the Registration Rights Agreement).

Equityholders Agreement

In connection with acquiring the Interests pursuant to the Purchase Agreement as described above, the Acquirors, Enagas, GIC and certain of the Reporting Persons and their affiliates have entered into an Equityholders Agreement, dated March 11, 2019 (the “Equityholders Agreement”), containing certain governance rights, transfer restrictions and arrangements regarding potential future acquisitions of the securities of the Issuer.

Following such time as the investment by Jasmine Ventures Pte. Ltd., a Singapore private limited company (“GIC Investor”) receives approval from the Committee on Foreign Investment in the United States (“CFIUS”), but subject to such approval, for so long as GIC Investor and its affiliates maintain certain ownership thresholds set forth in the Equityholders Agreement, GIC Investor will have the right to designate (i) one director to the Board who shall be entitled to serve on any committee of the Board on which any representative of certain funds affiliated with Blackstone Infrastructure (“the BIP Funds”) serves and (ii) one director or representative to any board or similar governing body of the Issuer, GP Acquiror, or any of their subsidiaries if such board or similar governing body includes a representative of the BIP Funds. Prior to such time as the investment by Enagas Holding USA, S.L.U. and Enagas U.S.A. LLC (collectively, “Enagas Investor”) receives approval from CFIUS, and for so long as Enagas Investor maintains certain ownership thresholds set forth in the Equityholders Agreement, Enagas Investor has the ability to designate (i) one director to the Board, (ii) one non-voting observer to the Board who shall be entitled to participate as a non-voting observer on any committee of the Board on which any representative of the BIP Funds serves, and (iii) one director or representative to any board or similar governing body of the Issuer, GP Acquiror, or any of their subsidiaries if such board or similar governing body includes a representative of the BIP Funds.

As described above, the TGE GP LLC Agreement provides GP Acquiror, as the sole member of TGE GP, with a consent right over certain actions by TGE GP, which, in certain circumstances, GP Acquiror will only grant upon receiving any required consents from GIC Investor or Enagas Investor, as applicable, which consent rights are set forth in the Equityholders Agreement.

Promptly following such time as Enagas Investor’s investment receives approval from CFIUS, but subject to such approval, Enagas Investor has agreed to indirectly purchase additional TE Units and corresponding Class B Shares (through a direct purchase of limited partner interests in Prairie ECI Aggregator LP from BIP Aggregator Q L.P. for $83,373,052.26) and additional Class A Shares (through purchase of limited partnership interests in one of the Prairie Secondary Acquirors (as defined below) from the BIP Funds for $14,080,000.00), in an aggregate amount sufficient to increase Enagas Investor’s indirect ownership percentage (“Ownership Percentage”) of securities of the Issuer to 28.42% of the total number of such securities held by the BIP Funds, GIC Investor, Enagas Investor and certain future investors, if any.

Pursuant to the Equityholders Agreement, Enagas Investor has agreed to make cash contributions, as requested from Blackstone Infrastructure from time to time, to an entity to be managed by Blackstone Infrastructure up to an aggregate amount of $300 million (inclusive of the $99.6 million pre-funded to one of the Prairie Secondary Acquirors (as defined and described below) to fund the purchase of additional Class A Shares as necessary for Enagas Investor to maintain an Ownership Percentage of at least 24.9% (or following such time as Enagas Investor’s investment receives approval from CFIUS, 28.42%).

Each of GIC Investor, Enagas Investor and certain affiliates of Blackstone have preemptive rights if the Issuer or any of its subsidiaries issues equity interests, debt securities or other rights to acquire equity interests or debt securities (“TGE Interests”), subject to certain customary exceptions set forth in the Equityholders Agreement. In addition, such investors are generally entitled to participate pro-rata in any acquisitions by another such investor of TGE Interests, including in a transaction that results in the de-listing of the Class A Shares.

In addition, for a period of two years following the Closing Date, each of GIC Investor, Enagas Investor and the BIP Funds have agreed not to sell, transfer, assign or otherwise dispose of any of their direct or indirect interests in the Class A Shares, TE Units and corresponding Class B Shares or membership interests in TGE GP, subject to certain exceptions such as the exercise of certain drag-along and tag-along rights, permitted transfers and certain agreed transfers of membership interests in GP Acquiror. After the two-year period following the Closing Date, the BIP Funds, GIC Investor and Enagas Investor will have customary drag-along and tag-along rights among themselves, and the BIP Funds and Enagas Investor will have customary rights of first offer among themselves.

10b5-1 Purchase Plan and Prairie Secondary Acquirors

In connection with Closing, the BIP Funds, Enagas and GIC Investor have pre-funded Prairie Secondary Acquiror LP, a Delaware limited partnership (“Secondary Acquiror 1”) some of which funds will be used to fund Prairie Secondary Acquiror E LP, a Delaware limited partnership (“Secondary Acquiror 2” and, collectively with Secondary Acquiror 1, “Prairie Secondary Acquirors”), each of which are managed by Holdings Manager, with an aggregate of $400 million in cash consisting of $229.5 million from the BIP Funds, $99.6 million from Enagas and $70.9 million from GIC Investor, for the purpose of making potential future acquisitions of additional Class A Shares (including Class A Shares issuable upon the vesting of employee equity awards and upon the exchange of TE Units and the corresponding Class B Shares).

The Prairie Secondary Acquirors intend to enter into a 10b5-1(c) purchase plan pursuant to which they collectively may purchase up to $150 million of the Issuer’s outstanding Class A Shares, subject to certain volume and pricing thresholds and compliance with the conditions of Rule 10b-18 under the Exchange Act. The purchase program is expected to commence not later than the week of March 18, 2019. The amount and timing of any share purchases may vary and will be determined based on market conditions, share price and other factors. The program will not require the Prairie Secondary Acquirors to purchase any specific number of Class A Shares, and may be modified, suspended or terminated at any time without notice, to the extent permitted by law and TGE’s insider trading policy. Share purchases made under the program will not impact total Class A Shares outstanding. The form of the 10b5-1 plan the Reporting Persons expect the Prairie Secondary Acquirors to enter into is attached hereto as an exhibit.

The foregoing descriptions of the Purchase Agreement, Management Side Letters, Director Designation Agreement, TGE GP LLC Agreement, TGE LP Agreement, TE LLC Agreement, the Registration Rights Agreement, the Equityholders Agreement and form of 10b5-1 Purchase Plan do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Credit Agreement, dated March 11, 2019, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as borrowers, Prairie GP Acquiror LLC, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto.

3	Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, William R. Moler Revocable Trust and David G. Dehaemers, Jr. Revocable Trust, as Sellers, and Prairie GP Acquiror LLC, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as Acquirors, and David G Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives (incorporated by reference to Exhibit 8 to Tallgrass KC, LLC’s Amendment No. 3 to Schedule 13D filed on February 1, 2019).

4	Form of Side Letter Agreement, dated January 30, 2019, between GP Acquiror and each Management Member.

5	Director Designation Agreement, dated January 30, 2019, between GP Acquiror and David G. Dehaemers, Jr. (incorporated by reference to Exhibit 9 to Tallgrass KC, LLC’s Amendment No. 3 to Schedule 13D filed on February 1, 2019).

6	Third Amended and Restated Limited Liability Company Agreement of Tallgrass Energy GP, LLC, dated as of March 11, 2019.

7	Second Amended and Restated Agreement of Limited Partnership of Tallgrass Energy, LP, dated July 1, 2018 (incorporated by reference to Exhibit 3.3 to Tallgrass Energy, LP’s Current Report on Form 8-K filed on July 2, 2018).

8	Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC, dated May 12, 2015 (incorporated by reference to Exhibit 3.7 to Tallgrass Energy GP, LP’s Quarterly Report on Form 10-Q filed on June 18, 2015).

9	Amended and Restated Registration Rights Agreement, dated March 11, 2019, by and among the Issuer, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP.

10	Equityholders Agreement, dated March 11, 2019, by and among Jasmine Ventures Pte. Ltd., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Blackstone Infrastructure Associates L.P., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC, BIP Holdings Manager L.L.C., BIP Prairie E L.P., BIP Prairie E Manager L.L.C., Prairie Non-ECI Aggregator LP, Prairie Non-ECI Acquiror Holdco LP, Prairie Non-ECI Acquiror LP, Prairie ECI Aggregator LP, Prairie ECI Acquiror Holdco LP, Prairie ECI Acquiror LP, Prairie VCOC Aggregator LP, Prairie VCOC Acquiror Holdco LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP, and Prairie GP Acquiror LLC.

11	Form of 10b5-1 Purchase Plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2019

PRAIRIE ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BIP HOLDINGS MANAGER L.L.C.

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BLACKSTONE INFRASTRUCTURE ASSOCIATES L.P.
By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D]

BIA GP L.P.
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BIA GP L.L.C.

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Tallgrass Energy, LP – Schedule 13D]

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

[Tallgrass Energy, LP – Schedule 13D]